CTDC Announces Termination of CTSP Acquisition
and Execution of Strategic Cooperation LOI

Hong Kong — October 13, 2010 — China Technology Development Group Corporation (“CTDC” or the “Company”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that it has entered into an agreement with China Technology Solar Power Holdings Limited (“CTSP”), which is developing a 100 megawatt on-grid solar farm project located in Delingha City of Qaidam Basin in Qinghai Province, China, and its direct and indirect stockholders (the “Stockholders”) regarding the termination of CTSP acquisition. Meanwhile, CTDC has entered into a letter of intent (the “LOI”) with CTSP to continue strategic cooperation of both parties in large scale on-grid solar farm projects.

As reported previously, on October 27, 2009, CTDC entered into a Stock Purchase Agreement with CTSP and its Stockholders to acquire 51% equity interests of CTSP, subject to a number of conditions, including receipt of an independent valuation report on the business of CTSP. Given the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, it is difficult to determine the fair value of the “Delingha 100 MW on-grid solar farm project” and close the transaction in the foreseeable future. After prudent consideration and consultation, the parties have mutually agreed not to proceed with the acquisition. For more details about the termination agreement, please refer to the Company’s report on Form 6-K which was filed with the Securities and Exchange Commission on October 13, 2010.

Meanwhile, CTDC and CTSP have signed the LOI to leverage mutual strengths to cooperate in large-scale on-grid solar farm projects mainly in the following three areas: (1) CTSP agrees to preferentially purchase crystalline PV modules from CTDC and its subsidiaries to develop the grid-connected solar farm project in Delingha; (2) CTDC continues to participate in the design of grid-connected solar farm project in Delingha; and (3) CTDC and CTSP partner up in research and development of auxiliary equipments for power plants, such as inverters and controllers.

Mr Alan Li, Chairman and CEO of CTDC, said “We are pleased to change our role from a potential acquirer to a strategic partner and supplier of CTSP. We are confident that our high quality crystalline PV modules will meet the demand of large scale on-grid solar farm. Moreover, both parties will benefit from strategic cooperation in respect of designing of and research on the grid-connected solar plant”. He continued, “Looking forward, CTDC is committed to developing solar power application markets in China, Europe and the U.S. and to becoming a reputable solar energy application solutions provider worldwide.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on The US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC‘s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com .

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

For further enquiries, please contact:
China Technology Development Group Corporation
PR/IR Department
Selina Xing
Tel: +86 755 2669 8709

+852 3112 8461

Email: ir@chinactdc.com